UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

DelMar Pharmaceuticals, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants to Purchase Common Stock
(Title of Class of Securities)

247078108

(CUSIP Number of Common Stock Underlying Warrants)

Jeffrey A. Bacha

Chief Executive Officer and President

Suite 720 — 999 West Broadway

Vancouver, British Columbia Canada V5Z 1K5

Phone: (604) 629-5989

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Gregory Sichenzia, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, New York 100006

(212) 398-1207

Fax: (212) 930-9725

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,070,027.30	$1,014.01

* The transaction valuation is estimated solely for the purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended ("Rule 0-11"). The transaction valuation estimate assumes the exchange of all of the outstanding warrants of DelMar Pharmaceuticals, Inc. issued in connection with its private placement financings that closed on January 25, 2013, January 31, 2013, February 8, 2013, February 21, 2013, February 28, 2013, March 1, 2013, and March 6, 2013, and is calculated using $0.85, the average of the high and low sales price of the common stock on the OTCQX on January 2, 2015.

** The amount of the filing fee is calculated in accordance with Rule 0-11 by multiplying the estimated Transaction Valuation by one-fiftieth of one percent of the estimated value of the transaction.

☐    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐    Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTION

This issuer tender offer Statement on Schedule TO (this "Schedule TO") is being filed by DelMar Pharmaceuticals, Inc., a Nevada corporation ("DelMar" or the "Company"), pursuant to Rule 13(e)-4 of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the "Exchange Offer") for shares of its newly issued common stock outstanding warrants to purchase common stock issued in connection with its private placement financings that closed on January 25, 2013, January 31, 2013, February 8, 2013, February 21, 2013, February 28, 2013, March 1, 2013, and March 6, 2013 (the “Warrants”). DelMar is seeking to exchange any and all outstanding Warrants in the Exchange Offer.

This offer is only valid during the period the Exchange Offer remains open. Each Warrant is currently exercisable for one (1) share of common stock, at an exercise price of $0.80. If you elect to exchange your Warrant, you will be entitled to receive one (1) share of common stock for every three (3) Warrants tendered.

The Exchange Offer will commence on January 7, 2015 and will expire at 5:00 p.m., Pacific Standard Time, on February 9, 2015 (the "Expiration Time"), unless extended or earlier terminated by the Company.

The Exchange Offer is made upon the terms and subject to the conditions set forth in the Company's offer to exchange, dated January 7, 2015 (the "Exchange Offer Statement"), and in the related Exchange Offer materials which are filed as Exhibits (a)(1), (a)(2), (a)(3), (a)(4), and (a)(5) to this Schedule TO (which the Exchange Offer and related Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the "Offer Materials").

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Information set forth in the Exchange Offer Statement is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1. Summary Term Sheet.

The information set forth under the captions entitled "Summary Term Sheet" and "Summary—Exchange Offer" in the Exchange Offer, attached hereto as Exhibit (a)(2), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company is DelMar Pharmaceuticals, Inc., and the address of its principal executive offices is Suite 720 — 999 West Broadway, Vancouver, British Columbia Canada V5Z 1K5, telephone (604) 629-5989.

(b) The information set forth in the Exchange Offer under the captions entitled "The Exchange Offer—Eligibility" and “Summary Term Sheet” is incorporated herein by reference.

(c) The information set forth in the Exchange Offer under the caption entitled "Trading Market and Price” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	The information set forth in the Exchange Offer under the captions entitled "Summary—The Company” and "Summary—Officers and Directors” is incorporated herein by reference.

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Item 4. Terms of the Transaction.

(a) The information set forth in the Exchange Offer under the captions entitled "Summary Term Sheet," "Summary," "Summary—Exchange Offer," "The Exchange Offer—Purpose of the Exchange Offer", "The Exchange Offer—Eligibility", "The Exchange Offer—Exchange of Warrants", "The Exchange Offer—Procedures for Tendering Warrants", "The Exchange Offer—Withdrawal Rights", "The Exchange Offer—Acceptance of Warrants; Issuance of Common Stock", "The Exchange Offer—Extension of the Exchange Offer; Termination; Amendment", "The Exchange Offer—Source and Amount of Consideration; Description of Warrants" and "Certain Tax Consequences of the Offer" is incorporated herein by reference.

(b) The information set forth in the Exchange Offer under the captions entitled “Summary—Directors and Officers” and “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and Our Common Stock” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e) The information set forth under the caption entitled "The Exchange Offer—Warrant Exchange Agreements", “Summary—Certain Relationships and Related Transactions” and “Transactions and Agreements Concerning the Company’s Securities” in the Exchange Offer is incorporated herein by reference. Also see "Financial Statements" herein.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	– (c) The information set forth in the Exchange Offer under the captions entitled "The Exchange Offer—Purpose of the Exchange Offer and Plans or Proposals" is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Not applicable. No cash will be used for the exchange of the Warrants.

(b) Not applicable. There are no alternative financing arrangements for the mandatory redemption of the Warrants.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the Exchange Offer under the captions entitled “Summary—Directors and Officers” and “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and Our Common Stock” is incorporated herein by reference.

(b) The information set forth in the Exchange Offer in the sections entitled "Warrant Exchange Agreements" and “Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Exchange Offer under the caption entitled "The Exchange Offer—Fees and Expenses" is incorporated herein by reference.

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Item 10. Financial Statements.

(a) The consolidated balance sheets, statements of operations and comprehensive loss, changes in stockholder’s deficiency and cash flows of the Company at December 31, 2013 and 2012 and the results of its operations and cash flows for the three years ended December 31, 2013, December 31, 2012 and December 31, 2011 and, cumulatively for the period from April 6, 2010 (date of incorporation) to December 31, 2013 are incorporated by reference in the Exchange Offer under the captions entitled "Available Information/Incorporation by Reference", "Financial Information Regarding the Company" and “Transactions and Agreements Concerning the Company’s Securities” which are incorporated herein by reference.

The consolidated balance sheets and changes in stockholders’ equity (deficiency) of the Company as of June 30, 2014, December 31, 2013 and December 31, 2012, and the related consolidated statements of operations and comprehensive loss and cash flows for the six month periods ended June 30, 2014 and 2013 and for each of the two years ended December 31, 2013 and December 31, 2012 are incorporated by reference in the Exchange Offer under the captions entitled "Available Information/Incorporation by Reference", "Financial Information Regarding the Company" and “Transactions and Agreements Concerning the Company’s Securities” which are incorporated herein by reference.

The condensed consolidated balance sheet of the Company at September 30, 2014 for the quarter ended September 30, 2014 and the related condensed consolidated interim statement of loss and comprehensive loss and condensed consolidated interim statement of cash flows for the quarter ended September 30, 2014 are incorporated by reference in the Exchange Offer under the captions entitled "Available Information/Incorporation by Reference", "Financial Information Regarding the Company" and “Transactions and Agreements Concerning the Company’s Securities” which are incorporated herein by reference.

(b) The information set forth in the Exchange Offer under the caption "Pro Forma Financial Information" is incorporated herein by reference.

Item 11. Additional Information.

(a) The information set forth under the caption entitled "The Exchange Offer—Warrant Exchange Agreements" in the Exchange Offer is incorporated herein by reference.

(c) The information set forth in the Exchange Offer and the accompanying Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

(a)	(1)	(A)	Letter to Warrant holders, dated January 7, 2015
(a)	(1)	(B)	Exchange Offer, dated January 7, 2015
(a)	(1)	(C)	Form of Letter of Transmittal and Instructions
(a)	(1)	(D)	Form of Notice of Withdrawal
(d)	(1)		Exchange Agreement, dated January 25, 2013, among the Company, Exchangeco, Callco, DelMar (BC) and securityholders of DelMar (BC) (1)
(d)	(2)		Articles of Merger of the Company (3)
(d)	(3)		Certificate of Designation of Special Voting Preferred Stock of the Company (3)
(d)	(4)		Certificate of Designation of Series A Preferred Stock (8)
(d)	(5)		Intercompany Funding Agreement, dated January 25, 2013, between the Company and Exchangeco (1)
(d)	(6)		Support Agreement, dated January 25, 2013, among the Company, Exchangeco and Callco (1)
(d)	(7)		Voting and Exchange Trust Agreement, dated January 25, 2013, among the Company, Callco, Exchangeco, and the Trustee (1)
(d)	(8)		Form of Subscription Agreement (1)

(d)	(9)	Form of Registration Rights Agreement (1)
(d)	(10)	Form of Investor Warrant (1)
(d)	(11)	Form of Dividend Warrant (1)
(d)	(12)	Memorandum of Understanding and Collaboration Agreement between Guangxi Wuzhou Pharmaceutical (Group) Co. Ltd. and DelMar (BC) (1)
(d)	(13)	Patent Assignment Agreement, dated September 12, 2010, between DelMar (BC) and Valent (5)
(d)	(14)	Amendment, dated January 21, 2013, to Patent Assignment Agreement, dated September 12, 2010, between DelMar (BC) and Valent (5)
(d)	(15)	Loan Agreement, dated February 3, 2011, between DelMar (BC) and Valent (5)
(d)	(16)	Consulting Agreement, dated August 1, 2011, between DelMar (BC) and Jeffrey Bacha (5)
(d)	(17)	Consulting Agreement, dated August 1, 2011, between DelMar (BC) and Dennis Brown (5)
(d)	(18)	Consulting Agreement, dated August 1, 2011, between DelMar (BC) and William Garner (5)
(d)	(19)	Consulting Agreement, dated February 1, 2013, between DelMar (BC) and Scott Praill (5)
(d)	(20)	Form of Election to Exercise Warrants (7)
(d)	(21)	Exchange Agreement (8)
(d)	(22)	Form of Election to Exercise Warrant (9)
(d)	(23)	Amendment No. 1 to Warrant to Purchase Common Stock (9)

(1) Filed as exhibit to 8-K filed on January 31, 2013 and incorporated herein by reference

(2) Filed as an exhibit to S-1 filed August 17, 2010 and incorporated herein by reference

(3) Filed as an exhibit to 8-K filed January 23, 2013 and incorporated herein by reference

(4) Filed as an exhibit to 8-K filed February 14, 2013 and incorporated herein by reference

(5) Filed as exhibit to 8-K/A filed on March 14, 2013 and incorporated herein by reference

(6) Filed as exhibit to S-1 filed with the SEC on June 14, 2013 and incorporated herein by reference

(7) Filed as exhibit to 8-K filed on June 9, 2014 and incorporated herein by reference

(8) Filed as exhibit to 8-K filed on October 3, 2014 and incorporated herein by reference

(9) Filed as exhibit to 8-K filed on November 6, 2014 and incorporated herein by reference

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

DelMar Pharmaceuticals, Inc.

Date: January 7, 2015	By:	/s/ Jeffrey A. Bacha
Name: Jeffrey A. Bacha
Title: Chief Executive Officer and President

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